"PUBLIC"

SEC 

17009012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC 416

SEC FILE NUMBER
8-66690

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Reserve Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 3750
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Goodill 216-574-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LP
(Name – *if individual, state last, first, middle name*)

301 Springside Drive	Akron	Ohio	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



"PUBLIC"

OATH OR AFFIRMATION

I, William E. Goodill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Reserve Partners LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CAO/CFO

Title

Notary Public

SHANICE COKER
Notary Public, State of Ohio
My Comm. Expires Oct. 6, 2018
Recorded in Cuyahoga County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WESTERN RESERVE
WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR DECEMBER 31, 2016

WESTERN RESERVE

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR DECEMBER 31, 2016

WESTERN RESERVE
PARTNERS LLC
200 Public Square . Suite 3750 . Cleveland, OH 44114
Phone: (216) 589-0900 . Fax: (216) 589-9558 . www.wesrespartners.com

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Annual Audit Report for Western Reserve Partners LLC (CRD# 133158)

February 27, 2017

To Whom It May Concern:

Pursuant to SEC Rule 17a-5(d)(1)(i), enclosed are two (2) copies of the Annual Audit Report ("Public" version) for Western Reserve Partners LLC. SEC Form X-17A-5, Part III is included in the front of the document. A hardcopy of this report is also being sent to the Regional SEC Office in Chicago.

Per NASD Rule 3170, a copy of this report is now being submitted electronically to FINRA.

Please feel free to contact me if you have any questions.

Very Truly Yours,

William E. Goodill
Chief Administrative Officer & CFO
Western Reserve Partners LLC
Ph: 216-574-2100
Fax: 216-589-9558

Enclosure: Audited 2016 Financial Reports

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

TABLE OF CONTENTS



Tel: 330-668-9696
Fax: 330-668-2538
www.bdo.com

301 Springside Drive
Akron, OH 44333

Report of Independent Registered Public Accounting Firm

The Members of
Western Reserve Partners, LLC and Subsidiary
Cleveland, Ohio

We have audited the accompanying consolidated statement of financial condition of Western Reserve Partners, LLC and Subsidiary as of December 31, 2016. This consolidated financial statement is the responsibility of Western Reserve Partners, LLC and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Western Reserve Partners, LLC and Subsidiary at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Akron, Ohio
February 27, 2017

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2016
ASSETS		
Cash	$	1,895,183
Accounts receivable		1,179,803
Prepaid expenses		137,163
Investments, at fair value		1,030,254
Property and equipment, at cost less accumulated depreciation of $503,369		101,186
Interest receivable - related parties		35,577
Other assets		10,490
TOTAL ASSETS	$	4,389,656
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accrued expenses	$	186,868
Accrued payroll		1,025,012
Deferred retainer fees		31,166
Deferred rent		113,433
Subordinated notes		145,000
TOTAL LIABILITIES		1,501,479
MEMBERS' EQUITY		
Controlling interests		2,713,616
Noncontrolling interests		174,561
TOTAL MEMBERS' EQUITY		2,888,177
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,389,656

See accompanying notes to consolidated statement of financial condition.

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE A – Organization and nature of business

The accompanying financial statements present the consolidated financial position of Western Reserve Partners LLC (WRP) and its 68.16% owned subsidiary, Western Reserve Valuation Services LLC (WRVS) (collectively, the Company unless otherwise stated). All significant intra-entity transactions and balances have been eliminated.

WRP, located in Cleveland, OH, provides customized investment banking solutions for middle market companies. WRP is a limited liability company organized under the laws of Ohio and was incorporated on June 14, 2004. WRP is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

WRVS, located in Columbus, OH, provides valuation services and financial opinions related to corporate finance transactions, corporate tax planning and compliance, succession planning and wealth preservation, employee stock ownership plans, financial reporting and portfolio/fund valuations. It is a limited liability company organized under the laws of Ohio and began operations in February 2012.

WRP Management, Inc. (WRP Mgmt), a related party through common ownership of the majority member, is the Manager of WRP. WRP Mgmt provides management services to WRP for which it earns a fee as defined in its agreements. WRVS Management LLC (WRVS Mgmt), a related party solely-owned by WRP Mgmt, is the Manager of WRVS. WRVS Mgmt provides management services to WRVS for which it earns a fee as defined in its agreements.

NOTE B – Summary of significant accounting policies

Basis of accounting
The consolidated financial statement of the Company have been prepared in accordance with accounting principles generally accepted in the United Stated of America.

Concentration of credit risk
The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had a receivable from one customer at December 31, 2016 that comprised 90% of the accounts receivable balance. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral. There have been no credit losses to date.

As of December 31, 2016, the Company had no other significant concentrations of credit risk.

NOTE B – Summary of significant accounting policies, continued

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2016, management determined that no allowance was necessary.

Investments
The Company's investments are accounted for at fair value. At December 31, 2016, the Company maintained investments in Public Square Partners I LLC (PSPI) and Kirtland Capital Partners V L.P. (KCPV). PSPI is a non-affiliated, co-investment fund managed by the Principals of WRP. The Company owns Membership Units of the fund and is committed to making capital contributions, as requested, aggregating up to $1 million. KCPV is a private equity fund managed by its General Partner, Kirtland Partners V LLC, of which WRP is also a member. The Company has committed to making capital contributions (directly and through the fund's General Partner), as requested, aggregating up to $500,000.

Property and equipment
Property and equipment consisted of the following at December 31, 2016:

Automobile	$ 43,369
Furniture and fixtures	122,914
Office equipment	362,772
Leasehold improvements	75,500
	604,555
Less accumulated depreciation	(503,369)
	$ 101,186

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 5 years for automobiles, 7 years for furniture and fixtures, 3 or 5 years for computer equipment, and 10 years for leasehold improvements.

Receivables – related parties and allowance for loan losses
Receivables – related parties (loans) are stated at unpaid principal balances less the allowance for loan losses and net deferred loan fees, if any, and unearned discounts. Interest is recognized over the term of the loan and is calculated using the simple-interest method.

Management considers a loan impaired when based on current information or factors (such as payment history, value of collateral, and assessment of the customer's current creditworthiness), it is probable that the principal and interest payments will not be collected according to the loan agreement.

NOTE B – Summary of significant accounting policies, continued

Receivables – related parties and allowance for loan losses, continued
Loans are placed on nonaccrual status when management determines, after considering economic and business conditions and collection efforts, that the loans are impaired or collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent that cash payments are received.

The carrying amount of loans receivable is reduced by an allowance for loan losses which is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical data, specific impaired loans, economic conditions and other risks inherent in the loan portfolio. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. At December 31, 2016, management determined that no allowance for loan losses was necessary.

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no liability for federal or state income taxes has been included in this statement of financial condition.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the statement of financial condition when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2013.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – Summary of significant accounting policies, continued

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2016 and February 27, 2017, which is the date that the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE C – Membership interests

Effective January 1, 2009, the Principals of WRP Mgmt authorized the issuance and sale of 6.25 new Common units of WRP to WesRes Management LLC (WesRes) at the fair market value of $340,000. In lieu of cash, WesRes entered into a loan agreement with WRP for the payment of principal and interest. Effective January 1, 2013, the Principals authorized the issuance and sale of 3.86 additional Common Units of WRP to WesRes at the fair market value of $216,076. WesRes entered into a separate loan agreement with WRP under the same terms as the prior sale. Since then, WesRes has made seven (7) repayments to WRP totaling $414,624. The total loan balance outstanding at December 31, 2016 was $141,452.

On the consolidated statement of financial condition, the loan balance outstanding is offset against Member's Equity in accordance with Accounting Standards Codification 505, *Equity.*

NOTE D – Investments

Public Square Partners I LLC
In September 2008, the Company purchased four (4) Membership Units in a private placement offering of PSPI. At the Initial Closing, it invested $150,000 which represented 15% of the Company's total capital commitment to the co-investment fund. A second capital call for $71,048 took place in September 2010 and a third capital call for $185,875 in December 2010. In May 2011, PSPI returned $71,048 of the December 2010 capital call because one of the investments was withdrawn after the call was made. The returned capital is eligible to be called again at a later date. In 2012, the Company invested another $365,720 over 6 separate capital calls (4th thru 9th). In 2013, the Company invested another $114,240 with 2 capital calls (10th & 11th). In October 2014, the Company invested $5,895 in a capital call (12th) used to cover operating expenses of the fund.

To date, the Company has invested approximately 82% of its total capital commitment. The fund's investment period ended on March 31, 2014, after which no new investments may be made. However, the Company may be required to make capital calls for follow-on investments and to pay operating expenses of the fund. The Company also received compensation from the fund's manager, PSP Managers I LLC, for administrative support services it rendered during 2016.

NOTE D – Investments, continued

Kirtland Capital Partners V L.P.
In September 2014, the Company committed to invest up to $500,000 in a private placement offering of KCPV. At the Initial Closing in March 2015, it invested $75,802 which represented approximately 15% of the Company's total capital commitment to the private equity fund. A second capital call for $48,798 took place in June 2015. During 2016, the Company participated in three more capital calls totaling $43,793 of funds invested. To date, the Company has invested approximately 34% of its total capital commitment.

NOTE E – Fair value measurements

The Company follows the provisions of ASC 820, *Fair Value Measurements* (ASC 820). ASC 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the statement of financial condition to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

As of December 31, 2016, the fair value of the Company's investments in PSPI and KCPV were based on the fair value as reported by the fund's managers as of December 31, 2015 (latest available value information), including any new capital calls and/or distributions of the funds made during 2016.

The following table sets forth, by level within the fair value hierarchy, the Company's investment at fair value as of December 31, 2016.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2016	$ 1,030,254	$ -	$ -	$ 1,030,254

NOTE E – Fair value measurements, continued

The following is a reconciliation of the beginning and ending balances for the Company's investment measured at fair value using significant unobservable inputs (Level 3) during the year ended December 31, 2016.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, December 31, 2015	$ 972,477
Change in unrealized appreciation	**53,944**
Purchase of investments	**43,793**
Return of investments	**(39,960)**
Balance, December 31, 2016	**$ 1,030,254**
The amount of total gains or losses (realized and unrealized) for the year ended December 31, 2016 included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	**$ 95,750**

The Company's Level 3 investments consists of two investments in companies with multiple direct venture capital investments. These direct venture capital investments are valued using the market and/or cost approach, whatever is deemed most appropriate by the fund manager. Unobservable inputs include EBITDA multiples, which range from 5.0 to 7.0, and the fair value of net assets as reported.

NOTE F – Short-term loan – related party

On July 30, 2015, the Company extended a $20,000 loan with a one-year term to maturity to one of its principals. Interest on the note was 4.25% per annum, payable at maturity. The Company received $13,000 of principal and $698 of accrued interest in three payments on November 2, 2015, May 17, 2016 and August 1, 2016. The Company agreed to roll the remaining $7,000 of principal outstanding into a new loan with the same terms. All of the principal and accrued interest on the new loan was received on December 30, 2016. The Company had no loans outstanding as of December 31, 2016.

NOTE G – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company makes contributions to each employee's account for 3% of the employee's salary each pay cycle.

NOTE H – Lease commitments

The Company leases office space, equipment and a vehicle under non-cancelable operating leases that expire at various dates through March 2020.

Future minimum lease payments under lease agreements as of December 31, 2016 are as follows:

2017	$ 451,954
2018	447,680
2019	453,714
2020	114,494
	$ 1,467,842

The office space lease agreements provide for escalating rent payments at various times during the lease terms. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference of $113,433 at December 31, 2016 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE I – Subordinated notes

On March 23, 2016, the Company entered into short-term subordinated note agreements with two of its principals to provide temporary net capital needed to comply with reporting requirements. These one-year notes totaling $145,000 carry an annual interest rate of 9 percent which is payable at maturity. As of December 31, 2016, the Company had principal and accrued interest of $155,154 outstanding on the notes.

NOTE J – Net capital requirements

As a member organization of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2016 was $86,251. At December 31, 2016, the Company's net capital was $388,170 and exceeded the minimum net capital requirement by $301,919. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 3.33 to 1.



Supplemental Information

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

Total members' equity from statement of financial condition for WRP	$ 2,460,268
Non-allowable assets:	
Accounts receivable	1,184,537
Investments	1,128,435
Property and equipment, net	91,076
Interest receivable – related parties	35,577
Other assets	136,056
Total non-allowable assets	2,575,681
Other (deductions) or allowable credits	358,583
Subordinated notes, approved as regulatory capital	145,000
Net capital	388,170
Net capital requirement (6 2/3% of aggregate indebtedness)	86,251
Excess net capital	$ 301,919
Total aggregate indebtedness	$ 1,293,760
Percentage of aggregate indebtedness to net capital	333%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing as of December 31, 2016.

Method of Computing Net Capital

At the direction of the Company's regulatory agency (FINRA), WRP changed its method of computation of net capital from line-by-line consolidation to single-line consolidation at the end of 2014. This change in methodology resulted in a minor adjustment to reported net capital. The figures above represent balances of the stand-alone broker-dealer with an allowable credit or (deduction) for its equity interest in the consolidated subsidiary (WRVS).

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.



Supplemental Reports

BDO

Report of Independent Registered Public Accounting Firm

The Members of
Western Reserve Partners, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Western Reserve Partners, LLC SEC Rule 15c3-3 Exemption Report, in which (1) Western Reserve Partners, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Western Reserve Partners, LLC claimed an exemption from Rule 15c3-3 (k)(2)(i) (the "exemption provision") and (2) Western Reserve Partners, LLC stated that Western Reserve Partners, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Western Reserve Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Reserve Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Akron, Ohio
February 27, 2017

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

SEC RULE 15c3-3 EXEMPTIVE REPORT

DECEMBER 31, 2016

As noted earlier, the Company is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(i).

The Company has met the identified exemptive provision noted above throughout the most recent fiscal year of 2016 without exception.